

November 29, 2006

<u>By Facsimile (404) 541-4436 and U.S. Mail</u>
Donald Kennicott, Esq.
Howard S. Hirsch, Esq.
Holland & Knight LLP
1201 West Peachtree Street, N.E.
One Atlantic Center, Suite 2000
Atlanta, Georgia 30309
(404) 817-8500

> RE: Wells Real Estate Fund VI, L.P.
> Schedule 13E-3 filed November 3, 2006, as amended November 28, 2006
> File No. 5-55083
>
> Schedule 14A filed November 3, 2006, as amended November 28, 2006
> File No. 0-15656
>
> Wells Real Estate Fund VII, L.P.
> Schedule 13E-3 filed November 6, 2006, as amended November 28, 2006
> File No. 5-82154
>
> Schedule 14A filed November 6, 2006, as amended November 28, 2006
> File No. 0-25606

Dear Messrs. Kennicott and Hirsch:

We have reviewed the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A
Special Factors, page 1

1. We note your amendment and response to prior comment 9, including your statement that "[a]lthough a purchase agreement has not been executed, the parties intend to execute a purchase agreement on substantially the same terms as those negotiated with Lat Purser." Please amend this disclosure to include the terms the parties intend to include.

Fairness of the Proposed Sale of Outparcels, page 3

2. We note your amendment and response to prior comment 15, but believe that you should provide more information regarding the relevance of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in addressing the substantive fairness of the going private transaction. You state that the general partners and the wells fund related parties did not consider such factors relevant to their evaluation of the proposed sale. When a factor which would otherwise be important in determining the terms of the transaction is not considered or given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the item disclosure understandable and complete. For example, if liquidation value was disregarded because the issuer or affiliate believed that the company's assets would be very difficult to sell, or if historical market prices were believed not to be indicative of the value of the securities because of recent adverse developments, the bases for such beliefs should be discussed. In responding to this comment please be mindful that the requirement of a reasonably detailed discussion of the material factors underlying the affiliates' beliefs as to the fairness of the transaction is designed to assist security holders in making their investment decision by providing them with information, from the most knowledgeable source, regarding the terms and effect of the transaction in relation to the business and prospects of the issuer. Vague and non-specific information should be avoided. Each factor which is material to the transaction should be discussed and, in particular, if any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. *See* Q & A No. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). Please revise to explicitly address each factor.

*   *   *   *

As appropriate, please revise the information statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions